===============================================================================

                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           |   May 31, 1997   |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 1998                        +------------------+
                  ------------------                       | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |  33-48887        |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |  436132 20 3     |
For the Transition Period Ended:                           +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

                Hollywood Casino Corporation/HWCC-Tunica, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

             Two Galleria Tower, Suite 2200, 13455 Noel Road, LB48
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                              Dallas, Texas 75240
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Charles F. LaFrano III             972                  392-7777
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                Hollywood Casino Corporation/HWCC-Tunica, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 1999                   By /s/ Charles F. LaFranco III
    ------------------------------        --------------------------------------
                                               Charles F. LaFranco III,
                                               Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                          HOLLYWOOD CASINO CORPORATION
                               HWCC-TUNICA, INC.
                           ATTACHMENT TO FORM 12b-25

Part III

  The Registrants' annual report on Form 10-K will be filed as soon as reasonably practicable following the prescribed due date. Additional time is necessary in order to provide adequate disclosures regarding (1) a proposed restructuring transaction which will materially impact future consolidated operations of Hollywood Casino Corporation ("HCC") and (2) a significant change in the structure of a joint venture in which HCC has an interest.

Part IV (3)

                 Hollywood Casino Corporation and Subsidiaries

  HCC expects to report significant improvement in its results of operations from the prior year. During 1997, HCC wrote down certain impaired assets amounting to $19.7 million. No such write downs were necessary during 1998. Income from operations before write down of assets during 1998 declined by approximately $6.3 million, primarily due to an increase in gaming taxes imposed on HCC's facility in Aurora, Illinois. As previously disclosed in its filings with the Securities and Exchange Commission, HCC also restated its results of operations for the year ended December 31, 1997 to reflect the impact of a change in its income tax treatment with respect to the December 31, 1996 spin-off of the stock of Greate Bay Casino Corporation owned by HCC.

  Primarily for the reasons cited above, HCC expects to report a significant reduction in its net loss compared to the prior fiscal year. The following table summarizes such changes:



                                                        Year Ended December 31,
                                                      ----------------------------------
                                                          1998           1997 (Restated)
                                                      -------------      ---------------

Net revenues                                          $268,760,000          $267,757,000
Income from operations before write down of assets      34,605,000            40,906,000
Income from operations                                  34,605,000            21,228,000

Net loss                                                (1,605,000)          (17,347,000)

                               HWCC-Tunica, Inc.

  HWCC-Tunica, Inc. ("HCT") expects to report a decline in its results of operations from the prior year. Income from operations during 1998 decreased by approximately $2 million, primarily due to a lower than expected table games
hold percentage and increased competition in HCT's market.   Additionally,
adjustments made to HCT's valuation allowance for deferred taxes increased income tax expense by $1.5 million from that reported in the prior year.

  Primarily for the reasons cited above, HCT expects to report a net income of approximately $3.3 million less than its net income reported for the prior fiscal year. The following table summarizes such changes:

                                                        Year Ended December 31,
                                                      ----------------------------
                                                          1998           1997
                                                      -------------  -------------
Net revenues                                          $105,773,000  $107,263,000

Income from operations                                  12,509,000    14,520,000

Net income                                               1,405,000     4,672,000
